Via Edgar

January 24, 2022

Ruairi Regan

Pam Howell

Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Roth CH Acquisition III Co.
Amended Preliminary Proxy Statement on Schedule 14A Filed January 20, 2022 File No. 001-40147

Dear Mr. Regan and Ms. Howell:

On behalf of our client, Roth CH Acquisition III Co., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated January 21, 2022 (the “Comment Letter”) regarding the Company’s Amended Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

The Company has filed via EDGAR an Amendment No. 6 to the Proxy Statement (the “Amended Proxy Statement”), which reflects the Company’s responses to the Comment Letter and certain updated information. Please note that our responses below, insofar as relevant information relates to BCP QualTek HoldCo, LLC, a Delaware limited liability company and BCP QualTek, LLC, a Delaware limited liability company (collectively, “QualTek”) or matters arising from QualTek’s participation in the preparation of the Proxy Statement and the Amended Proxy Statement, are based on our discussions with and information received from QualTek or its counsel, Kirkland & Ellis LLP, who have similarly participated in the preparation and review of this response letter.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amended Proxy Statement. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Amended Proxy Statement.

Amended Preliminary Proxy Statement filed January 20, 2022

General

1.

We partially reissue comment 4. Please clarify the reasons for the reduction in the conversion and purchase prices, and the reason for the backstop financing. In particular, it appears that the aggregate amount of the PIPE, including the Convertible Note Investment, and pre-PIPE as amended are the same as the aggregate amount of the initial PIPE and pre-PIPE. It is unclear why as you state on page 115 the Convertible Note was needed as a backstop financing. In addition, please revise the disclosure on page 7 to compare the amended per share price for the PIPE investors with the initial price and with the $10 Unit price for investors in the IPO. Lastly, please disclose whether and how the Board took into consideration the reduction in the per share price to the PIPE, pre-PIPE and Convertible Note as compared to the IPO purchase price by public shareholders in determining to recommend the transaction.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on pages 8, 28-30, 114-115, 118-119, and 137-139.

2.	We note that the Founder Shares Forfeiture and Lock-Up Agreement was cancelled in connection with the Pre-PIPE Amendment, PIPE Amendment, PIPE Waiver, and the Convertible Notes Investment. Please disclose the reasons this agreement was cancelled in connection with these other amendments or agreements. Also, clearly disclose the benefit to the initial stockholders of this cancellation and quantify to the extent able. Lastly, please contrast the six month lock-up with the lock-up from the Founder Shares Forfeiture and Lock-Up Agreement, including the forfeiture of the locked up shares in certain circumstances.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on pages 27-28, 67, 115, 136-137, and 254-255.

Please do not hesitate to contact Mitchell Nussbaum at (212) 407-4159 or Janeane Ferrari at (212) 407-4209 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: Gordon Roth
Roth CH Acquisition III Co.

Janeane Ferrari, Esq.
Loeb & Loeb LLP

Andrei Sirabionian, Esq.
Loeb & Loeb LLP

Mitchell Nussbaum, Esq.
Loeb & Loeb LLP

Tim Cruickshank, Esq.
Kirkland & Ellis LLP